Filed by FBR Asset Investment Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Act of 1934

                               Subject Company: FBR Asset Investment Corporation
                                                   Commission File No. 001-15049
[LOGO]

Investor Contact: Kurt Harrington 703-312-9647 or kharrington@fbr.com Media Contacts: Bob Leahy 703-312-9745 or bleahy@fbr.com or Bill Dixon 703-469-1092 or bdixon@fbr.com

         FRIEDMAN, BILLINGS, RAMSEY GROUP AND FBR ASSET INVESTMENT CORP.
                                 AGREE TO MERGE
                ALL-STOCK TRANSACTION EXPECTED TO CLOSE Q1, 2003

ARLINGTON, VA., NOVEMBER 15, 2002 - Friedman, Billings, Ramsey Group, Inc. (NYSE: FBR) and FBR Asset Investment Corporation (NYSE: FB) today announced that they have signed a definitive agreement to merge the two firms in a tax-free stock for stock exchange. Under terms of the transaction, each share of FBR Asset common stock outstanding at closing will be converted into 3.65 shares of Class A Common Stock, and each share of FBR Group will be converted into one corresponding Class A or Class B share of a new entity which will elect REIT status for tax purposes. Based on the closing price of FBR Group shares on November 14, 2002, the combined company will have a total market capitalization of approximately $1.2 billion.

Based on the $9.50 closing price of FBR Group shares on the New York Stock Exchange on November 14, 2002, the value to be received in exchange for each share of FBR Asset would be $34.68, representing a 22% premium to the closing price of FBR Asset shares on the NYSE on November 14, 2002.

The transaction, which is anticipated to close in the first quarter of 2003, is expected to be accretive to the earnings of both FBR Group and FBR Asset in the first full year after the merger. The resulting company's book value as of September 30, 2002, PRO FORMA for the merger, will be more than $1.0 billion, or $7.68 per share.

The transaction is subject to customary closing conditions, including regulatory approvals and the approval of both FBR Group and FBR Asset shareholders. If FBR Group's average stock price for the ten trading days prior to the shareholder meeting is less than $8.75, FBR Asset may terminate the merger; and FBR Group may terminate if that price is greater than $10.55.

"From FBR Group's perspective, this transaction will add more than $700 million of new capital, and create new business flexibility and earnings stability, while providing substantial dividends to our shareholders in a tax efficient manner," said Emanuel Friedman, Chairman and Co-CEO of Friedman, Billings, Ramsey Group, Inc. "The resulting company's book equity will make it one of the largest public investment banks in the United States."

"For FBR Asset, this transaction provides the ability to grow earnings, and increase the stability and predictability of earnings in different environments, while maintaining our dividend at $1.37, the pre merger equivalent of $5.00," said Eric Billings, Vice Chairman and Co-CEO of Friedman, Billings, Ramsey Group, Inc. and Chairman, FBR Asset Investment Corporation. "We will accomplish this while at the same time significantly reducing our overall leverage and
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internalizing our management, thereby increasing substantially the intrinsic value of our company."

Under the terms of the transaction, the board of directors of both FBR Group and FBR Asset will be merged, expanding the number of directors by three. Seven of the nine members of the reconstituted board will be outside directors. Joining the reconstituted board of FBR Group are Peter A. Gallagher, President and CEO of America's Promise; Stephen D. Harlan, Chairman of Harlan Enterprises; and Russell C. Lindner, Chairman of the Forge Company.

The transaction was approved by the Special Committee of the FBR Asset Board of Directors, consisting of all of the directors of FBR Asset who are not affiliated with FBR Group. The FBR Asset Special Committee was advised by Lehman Brothers Inc. A special committee of the Board of Directors of FBR Group, consisting of all of the independent directors of FBR Group, which was advised by Goldman Sachs & Co., also approved the transaction.

An investor conference call will be held at 8:30 a.m. U.S. EST, Friday, November
15. Interested media can participate by calling 888-566-5920 (domestic) or 630-395-0193. The pass code is "FBR Call" and the conference leader is Kurt Harrington. A live webcast of the call will be available via http://www.corporate-ir.net/ireye/ir_site.zhtml?ticker=FBR&script=1000.
Replays of the call and webcast will be available afterward.

FBR Asset is a real estate investment trust (REIT) that was formed in December 1997. FBR Asset invests in mortgage-backed securities and makes opportunistic investments in debt and equity securities of companies engaged in real estate-related and other businesses. FBR Asset is externally managed by Friedman, Billings, Ramsey Investment Management, Inc., a subsidiary of Friedman, Billings, Ramsey Group, Inc. Friedman, Billings, Ramsey Group, Inc. is currently a minority shareholder of FBR Asset.

Friedman, Billings, Ramsey Group, Inc., headquartered in Arlington, Va., is a financial holding company for businesses that provide investment banking, institutional brokerage, specialized asset management, and private client services. FBR focuses capital and financial expertise on six industry sectors: financial services, real estate, technology, energy, healthcare, and diversified industries. FBR also has offices in Atlanta, Bethesda, Boston, Charlotte, Chicago, Cleveland, Dallas, Denver, Irvine, London, New York, Portland, San Francisco, Seattle, and Vienna. Bank products and services are offered by FBR National Bank & Trust, member FDIC and an Equal Housing Lender. For more information, see http://www.fbr.com.

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STATEMENTS MADE DURING THE CONFERENCE CALL CONCERNING FUTURE PERFORMANCE,
DEVELOPMENTS, NEGOTIATIONS OR EVENTS, EXPECTATIONS OR PLANS AND OBJECTIVES FOR PRESENT AND FUTURE PERIODS, OR USE OF THE WORDS "BELIEVES," "EXPECTS," "ANTICIPATES," OR SIMILAR EXPRESSIONS, CONSTITUTE FORWARD-LOOKING STATEMENTS
THAT ARE SUBJECT TO A NUMBER OF FACTORS, RISKS AND UNCERTAINTIES THAT MIGHT
CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM STATED EXPECTATIONS OR CURRENT CIRCUMSTANCES. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THE EFFECT OF DEMAND FOR PUBLIC OFFERINGS, ACTIVITY IN THE SECONDARY SECURITIES MARKETS, THE HIGH DEGREE OF RISK ASSOCIATED WITH TECHNOLOGY AND OTHER VENTURE CAPITAL INVESTMENTS, CHANGES IN INTEREST RATES, COMPETITION FOR BUSINESS AND PERSONNEL, AVAILABLE TECHNOLOGIES, DEMAND FOR ASSET MANAGEMENT SERVICES AND GENERAL ECONOMIC, POLITICAL AND MARKET CONDITIONS. THESE AND OTHER RISKS ARE DESCRIBED
IN THE ANNUAL REPORTS ON FORM 10-K OF BOTH COMPANIES, WHICH ARE AVAILABLE FROM THE COMPANIES AND FROM THE SEC.
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In connection with the proposed transactions, FBR Group and FBR Asset Investment
Corporation will file a joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders are urged to carefully read the joint proxy statement/prospectus regarding the proposed transactions when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about
Friedman, Billings, Ramsey Group, Inc. and FBR Asset, without charge, at the SEC's web site at www.sec.gov. Free copies of both companies' filings may be obtained by directing a request to 1001 Nineteenth Street North, Arlington, Virginia 22209, Attention: Investor Relations.

Participants in Solicitation

FBR Group, FBR Asset and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the proposed merger. Information concerning FBR Group's participants in the solicitation is set forth in FBR Group's proxy statement for its annual meeting of stockholders, filed with the SEC on May 30, 2002. Information concerning FBR Asset's participants in the solicitation is set forth in FBR Asset's proxy statement for its annual meeting of stockholders, filed with the SEC on April 23, 2002.